Lightspeed POS Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
For the three and six months ended September 30, 2020
(expressed in thousands of US dollars)

Lightspeed POS Inc. Condensed Interim Consolidated Balance Sheets (Unaudited)
As at September 30 and March 31, 2020

(expressed in thousands of US dollars)
	Notes	September 30, 2020	March 31, 2020
Assets		$	$

Current assets
Cash and cash equivalents		513,135	210,969
Trade and other receivables	10	10,180	10,879
Inventories		1,098	932
Other current assets	9	15,088	10,427

Total current assets		539,501	233,207

Lease right-of-use assets	11	14,143	15,957
Property and equipment, net		7,658	7,989
Intangible assets, net		58,045	62,819
Goodwill		155,828	146,598
Restricted cash and other long-term assets	12	6,765	11,749
Deferred tax assets		78	109

Total assets		782,018	478,428

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	13	38,754	30,810
Lease liabilities	11	2,422	3,301
Income taxes payable		75	76
Current portion of deferred revenue		33,283	36,622

Total current liabilities		74,534	70,809

Deferred revenue		3,645	5,472
Lease liabilities	11	13,864	13,546
Long-term debt	14	29,734	29,687
Other long-term liabilities	15	3,959	8,198
Deferred tax liabilities		4,170	6,578

Total liabilities		129,906	134,290

Shareholders’ equity
Share capital	16	1,176,654	852,115
Additional paid-in capital		21,821	11,773
Accumulated other comprehensive income (loss)		6,698	(6,271)
Accumulated deficit		(553,061)	(513,479)

Total shareholders’ equity		652,112	344,138

Total liabilities and shareholders’ equity		782,018	478,428

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed POS Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
For the three and six months ended September 30, 2020 and 2019

(expressed in thousands of US dollars)
		Three months ended September 30,		Six months ended September 30,
	Notes	2020	2019	2020	2019
		$	$	$	$

Revenues	4	45,493	28,026	81,722	52,091

Direct cost of revenues	5	17,988	8,649	31,582	16,345

Gross profit		27,505	19,377	50,140	35,746

Operating expenses
General and administrative		8,219	4,882	14,990	8,672
Research and development		12,252	7,561	22,076	14,082
Sales and marketing		19,399	13,356	35,520	27,469
Depreciation of property and equipment		439	423	851	813
Depreciation of right-of-use assets	11	872	609	1,699	1,023
Foreign exchange loss (gain)		290	(80)	770	(410)
Acquisition-related compensation		2,276	2,055	7,405	2,762
Amortization of intangible assets		4,404	1,800	8,809	2,812

Total operating expenses		48,151	30,606	92,120	57,223

Operating loss		(20,646)	(11,229)	(41,980)	(21,477)

Net interest income (expense)	7	(132)	690	(433)	1,709

Loss before income taxes		(20,778)	(10,539)	(42,413)	(19,768)

Income tax expense (recovery)
Current		43	19	98	39
Deferred		(1,355)	(483)	(2,929)	(635)

Total income tax recovery		(1,312)	(464)	(2,831)	(596)

Net loss		(19,466)	(10,075)	(39,582)	(19,172)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations		6,076	—	12,969	—

Total comprehensive loss		(13,390)	(10,075)	(26,613)	(19,172)

Net loss per share – basic and diluted	8	(0.20)	(0.12)	(0.42)	(0.23)

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed POS Inc. Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the six months ended September 30, 2020 and 2019

(expressed in thousands of US dollars)
	Six months ended September 30,
	2020	2019
	$	$
Cash flows from (used in) operating activities
Net loss	(39,582)	(19,172)
Items not affecting cash and cash equivalents
Acquisition-related compensation	7,405	2,762
Amortization of intangible assets	8,809	2,812
Depreciation of property and equipment and lease right-of-use assets	2,550	1,836
Deferred income taxes	(2,929)	(635)
Stock-based compensation expense	12,123	2,476
Unrealized foreign exchange gain	(109)	(55)
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	465	2,097
Inventories	(166)	(76)
Other assets	(19)	(1,217)
Accounts payable and accrued liabilities	527	658
Income taxes payable	(1)	(67)
Deferred revenue	(5,166)	1,159
Other long-term liabilities	870	198
Net interest (income) expense	433	(1,709)

Total operating activities	(14,790)	(8,933)

Cash flows from (used in) investing activities
Additions to property and equipment	(646)	(966)
Acquisition of business, net of cash acquired	(1,435)	(27,758)
Interest income	896	2,298

Total investing activities	(1,185)	(26,426)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	5,052	2,311
Proceeds from issuance of share capital	332,334	—
Share issuance costs	(17,657)	(1,577)
Payment of lease liabilities	(1,826)	(1,181)
Financing costs	(1,015)	—

Total financing activities	316,888	(447)

Effect of foreign exchange rate changes on cash and cash equivalents	1,253	(56)

Net increase (decrease) in cash and cash equivalents during the period	302,166	(35,862)

Cash and cash equivalents – Beginning of period	210,969	207,703

Cash and cash equivalents – End of period	513,135	171,841

Interest paid	552	—
Income taxes paid	36	60

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed POS Inc. Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)
For the six months ended September 30, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
		Issued and Outstanding Shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$

Balance as at March 31, 2020		92,206,817	852,115	11,773	(6,271)	(513,479)	344,138

Net loss		—	—	—	—	(39,582)	(39,582)
Issuance of shares upon initial public offering on NYSE		10,896,196	332,334	—	—	—	332,334
Share issuance costs		—	(18,044)	—	—	—	(18,044)
Exercise of stock options and vesting of share awards		1,193,438	7,127	(2,075)	—	—	5,052
Stock-based compensation		—	—	12,123	—	—	12,123
Share-based acquisition-related compensation		174,950	3,122	—	—	—	3,122
Other comprehensive income		—	—	—	12,969	—	12,969

Balance as at September 30, 2020		104,471,401	1,176,654	21,821	6,698	(553,061)	652,112

Balance as at March 31, 2019		83,752,210	652,336	4,278	—	(459,948)	196,666

Net loss and comprehensive loss		—	—	—	—	(19,172)	(19,172)
Share issuance costs		—	(674)	—	—	—	(674)
Exercise of stock options and vesting of share awards		1,024,162	3,180	(869)	—	—	2,311
Stock-based compensation		—	—	2,476	—	—	2,476
Exercise of warrants		86,251	—	—	—	—	—
Share-based acquisition-related compensation		—	916	—	—	—	916
Shares issued in connection with business combination		458,823	12,833	—	—	—	12,833

Balance as at September 30, 2019		85,321,446	668,591	5,885	—	(479,120)	195,356

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)

    1. Organization and nature of operations
Lightspeed POS Inc. (“Lightspeed” or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed provides easy-to-use, omni-channel commerce enabling platforms. The Company’s software platforms provide its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels.
The Company’s shares are listed on both the Toronto Stock Exchange and, as of September 15, 2020, the New York Stock Exchange ("NYSE") under the stock symbol “LSPD”.
    2. Basis of presentation and consolidation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) applicable to the preparation of interim financial statements, including International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). Certain information and disclosures have been omitted or condensed. The same accounting policies and methods of computation were followed in the preparation of these unaudited condensed interim consolidated financial statements as were followed in the preparation of the most recent annual audited consolidated financial statements. These unaudited condensed interim consolidated financial statements should be read together with the Company’s annual audited consolidated financial statements and notes thereto for the fiscal year ended March 31, 2020. Certain comparative figures have been reclassified in order to conform to the current period presentation.
These unaudited condensed interim consolidated financial statements were approved for issue by the Board of Directors of the Company on November 4, 2020.
Seasonality of interim operations
The operations of the Company can be seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full fiscal year or any future period.
Estimates, judgments and assumptions
The preparation of the unaudited condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and reported amounts of revenues and expenses during the period. These estimates and assumptions are based on historical experience, expectations of the future, and other relevant factors and are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. Actual results may differ from these estimates.
In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the fiscal year ended March 31, 2020.

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
In March 2020, the World Health Organization characterized a novel strain of the coronavirus, known as COVID-19, as a pandemic. Concerns related to the spread of COVID-19 and the related containment measures intended to mitigate its impact have created substantial disruption in the global economy. Refer to note 3 for a description of how COVID-19 has resulted in measurement uncertainty relating to certain of the Company’s significant accounting estimates and assumptions.
    3. Significant accounting policies and related changes in the current reporting period
Risks and uncertainties related to COVID-19
The uncertainties around COVID-19 required the use of judgments and estimates which results in no material accounting impacts for the three and six months ended September 30, 2020 other than the impact on expected credit losses driven by the changes in the macro-economic environment due to COVID-19. For information on the expense related to the loss allowance, refer to note 10. The risk and uncertainties surrounding the COVID-19 pandemic generate a significant risk of material adjustment in future reporting periods to the following: revenue recognition, estimated losses on revenue-generating contracts, goodwill and intangible impairment, and other assets and liabilities.
In addition to the impacts disclosed above, for the six months ended September 30, 2020, the Company received $7,858 with respect to remuneration of eligible employees pursuant to government-sponsored COVID-19 wage subsidy programs globally.
    4. Revenue from contracts with customers
The disaggregation of the Company’s revenue from contracts with customers was as follows:

	Three months ended September 30,		Six months ended September 30,
	2020	2019	2020	2019
	$	$	$	$

Software and payments revenue	41,071	25,399	74,477	46,733
Hardware and other	4,422	2,627	7,245	5,358

Total revenue from contracts with customers	45,493	28,026	81,722	52,091

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
    5. Direct cost of revenues

	Three months ended September 30,		Six months ended September 30,
	2020	2019	2020	2019
	$	$	$	$

Cost of software and payments revenue
Support	4,824	3,218	9,026	6,400
Other third-party costs	9,205	2,975	16,052	4,936

	14,029	6,193	25,078	11,336

Cost of hardware and other
Hardware and other	3,959	2,456	6,504	5,009

Total direct cost of revenues	17,988	8,649	31,582	16,345
Support consists of any support services provided by the Company to its customers and mostly consists of salaries; other third-party costs consists of amounts paid to our third-party cloud service providers, payments made to suppliers of certain software add-ons sold by the Company and direct costs related to Lightspeed Payments; hardware relates to costs of hardware sold to customers; and other relates to implementation services provided to customers.
    6. Employee compensation
The total employee compensation comprising salaries and benefits, excluding tax credits and government grants for the three and six months ended September 30, 2020, was $32,606 and $64,795 (September 30, 2019 - $17,839 and $35,834).
Stock-based compensation and related costs were included in the following expenses:

	Three months ended September 30,		Six months ended September 30,
	2020	2019	2020	2019
	$	$	$	$

Direct cost of revenues	497	47	1,038	248
General and administrative	1,724	414	3,566	1,376
Research and development	2,774	346	5,025	923
Sales and marketing	3,030	34	5,612	1,173

Total stock-based compensation and related costs	8,025	841	15,241	3,720

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
Due to the COVID-19 pandemic, the Company benefited from global government subsidies. The subsidies were included as a reduction in the following expenses:

	Three months ended September 30, 2020	Six months ended September 30, 2020
	$	$

Direct cost of revenues	156	979
General and administrative	254	1,342
Research and development	622	2,637
Sales and marketing	610	2,900

Total government subsidy	1,642	7,858
    7. Finance income and costs

	Three months ended September 30,		Six months ended September 30,
	2020	2019	2020	2019
	$	$	$	$

Interest income	556	1,039	1,004	2,298
Interest expense	(688)	(349)	(1,437)	(589)

Net interest income (expense)	(132)	690	(433)	1,709

    8. Loss per share
The Company had two categories of potentially dilutive securities: share options and awards and warrants. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive securities have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares is the same for the three and six months ended September 30, 2020 and 2019. All outstanding potentially dilutive securities could potentially dilute loss per share in the future.

	Three months ended September 30,		Six months ended September 30,
	2020	2019	2020	2019

Issued Common Shares	104,471,401	85,321,446	104,471,401	85,321,446
Weighted average number of Common Shares (basic and diluted)	94,994,301	84,934,196	93,729,348	84,407,078

Net loss per Common Share – basic and diluted	$(0.20)	$(0.12)	$(0.42)	$(0.23)

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
The weighted average number of potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive are as follows:

	Three months ended September 30,		Six months ended September 30,
	2020	2019	2020	2019

Stock options and awards	7,847,613	6,231,058	7,682,084	6,114,567
Warrants	—	20,468	—	53,435
    9. Other current assets

	September 30, 2020	March 31, 2020
	$	$

Restricted cash	7,935	1,829
Prepaid expenses and deposits	2,592	4,048
Commission asset	3,606	3,938
Other	955	612

Total other current assets	15,088	10,427
    10. Trade and other receivables

	September 30, 2020	March 31, 2020
	$	$

Trade	9,598	7,721
Loss allowance	(4,011)	(2,878)

Total trade receivables	5,587	4,843

Research and development tax credits receivable	3,290	4,059
Sales tax receivable	717	847
Other	586	1,130

Total trade and other receivables	10,180	10,879
Included in general and administrative expenses is an expense of $43 and $1,188 related to loss allowance for the three and six months ended September 30, 2020 (September 30, 2019 – expense of $98 and a reversal of $86).

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
    11. Leases
The Company leases certain properties under non-cancellable lease agreements that relate to office spaces and vehicles. The expected lease terms are between one and ten years.
The roll-forward of lease right-of-use assets is as follows:

$

Cost
As at March 31, 2020	18,403
Additions	4,945
Modifications to lease contracts	(5,496)
Exchange differences	178
As at September 30, 2020	18,030

Accumulated depreciation
As at March 31, 2020	2,446
Depreciation charge	1,699
Modifications to lease contracts	(258)
As at September 30, 2020	3,887

Cost, net accumulated depreciation
As at March 31, 2020	15,957

As at September 30, 2020	14,143

Offices	13,393
Vehicles	750
The maturity analysis of lease liabilities as at September 30, 2020 is as follows:

Fiscal Year	$

2021	545
2022	3,328
2023	2,456
2024	1,899
2025	1,478
2026 and thereafter	6,580

Total minimum payments	16,286
Expenses relating to short-term leases, including those excluded due to the election of the practical expedient, as well as variable lease payments not included in the measurement of lease liabilities, were approximately $430 and $793 for the three and six months ended September 30, 2020 (September 30, 2019 - $318 and $764). The interest expense for the three and six months ended September 30, 2020 was $259 and $492 (September 30, 2019 - $210 and $394).

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
    12. Restricted cash and other long-term assets

	September 30, 2020	March 31, 2020
	$	$

Restricted cash	1,871	7,703
Commission asset	3,365	2,898
Other	1,529	1,148

Total restricted cash and other-long term assets	6,765	11,749
    13. Accounts payable and accrued liabilities

	September 30, 2020	March 31, 2020
	$	$

Trade	13,568	12,325
Accrued compensation and benefits	9,711	9,528
Accrued payroll taxes on stock-based compensation	3,692	1,170
Acquisition-related payables	10,773	7,318
Other	1,010	469

Total accounts payable and accrued liabilities	38,754	30,810

Our commitments increased from those disclosed in our audited annual consolidated financial statements for the year ended March 31, 2020 as a result of a new commitment with a cloud service provider, signed in FY21, of $8,500 over the next three years.
    14. Credit facility
The Company has credit facilities with the Canadian Imperial Bank of Commerce (“CIBC”), which include a $25,000 demand revolving operating credit facility (the “Revolver”) and a $50,000 stand-by acquisition term loan, $20,000 of which is uncommitted (the “Acquisition Facility”, and together with the Revolver, the “Credit Facilities”).
The Revolver will be available for draw at any time during the term of the Credit Facilities.
The Acquisition Facility was drawn for $30,000 in January 2020 for the acquisition of Gastrofix GmbH ("Gastrofix") and will mature 60 months thereafter. The interest rate on the current Acquisition Facility is equal to LIBOR + 3.0%.
The financing costs related to the Credit Facilities are netted against the principal and are being amortized over the 60- month term.
The Credit Facilities are subject to certain general and financial covenants, including the delivery of annual audited consolidated financial statements to the holders.

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
    15. Other long-term liabilities

	September 30, 2020	March 31, 2020
	$	$

Acquisition-related payables	3,196	8,000
Accrued payroll taxes on stock-based compensation	763	198

Total other long-term liabilities	3,959	8,198
    16. Share capital
The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares, (ii) an unlimited number of Multiple Voting Shares and (iii) an unlimited number of preferred shares, issuable in series.
Initial Public Offering on the New York Stock Exchange
On September 15, 2020, the Company completed an initial public offering on the New York Stock Exchange and issued 10,896,196 Subordinate Voting Shares for a total gross consideration of $332,334, including 896,196 Subordinate Voting Shares issued upon the exercise of the underwriters’ over-allotment option which accounted for total gross consideration of $27,334. Share issuance costs amounted to $18,044. A secondary sale of 2,142,808 Subordinate Voting Shares by certain shareholders was also made on the same day for gross consideration of $65,356, with the underwriting fees relating to their shares being paid by the selling shareholders. This secondary sale included the conversion of 238,456 Multiple Voting Shares into Subordinate Voting Shares.
    17. Related party transactions
Key management personnel includes the C-Level executives, and other Vice-Presidents. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.
The executive compensation expense to the top five key management personnel is as follows:

Six months ended September 30, 2020
$

Short-term employee benefits and other benefits	902
Stock-based payments	3,375

Total compensation paid to key management personnel	4,277

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
    18. Financial instruments
The Company measures the fair value of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Unobservable inputs for the asset or liability.
The Company estimated the fair value of its financial instruments as described below.
The fair value of cash and cash equivalents, restricted cash, trade receivables, trade accounts payable, accrued compensation and benefits, and other accruals is considered to be equal to their respective carrying values due to their short-term maturities.
The fair value of contingent consideration and other long-term liabilities approximates their carrying value as at September 30 and March 31, 2020.
Recurring fair value measurements
Contingent consideration
On January 7, 2020, the Company acquired Gastrofix, a cloud-based POS hospitality software provider in Germany. The amount included in the purchase price related to the estimated fair value of contingent consideration was nil. The contingent consideration was valued by the Company using a discounted cash flow model under the income approach. The maximum potential contingent consideration payout is $10,030 over two years. The fair value of the contingent consideration, if above nil, is presented as a component of accounts payable and accrued liabilities as well as other long-term liabilities on the condensed interim consolidated balance sheets. The change in the fair value of the contingent consideration, if any, is recognized within general and administrative expenses in the condensed interim consolidated statements of loss and comprehensive loss. As at September 30, 2020, there was no change in the estimated contingent consideration from the time of the acquisition.
The purchase price allocation of Gastrofix was finalized during the three months ended June 30, 2020.

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
As at September 30 and March 31, 2020, financial instruments measured at fair value in the condensed interim consolidated balance sheet were as follows:

	September 30, 2020			March 31, 2020

	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$

Cash and cash equivalents	Level 1	513,135	513,135	Level 1	210,969	210,969
Restricted cash	Level 1	9,806	9,806	Level 1	9,532	9,532
Contingent consideration	Level 3	0	0	Level 3	0	0
    19. Subsequent events
On November 5, 2020, the Company announced that it had entered into a definitive agreement to acquire ShopKeep Inc. (ShopKeep), a leading cloud commerce platform provider based in New York City, for total estimated consideration of approximately $440,000, satisfied by way of payment on closing of $145,200 in cash and, provided the volume weighted average price of a Lightspeed Common Share on the New York Stock Exchange for the five days immediately preceding the closing date (VWAP) falls within the range of $21.35 to $39.65, the issuance of 9,500,000 Common Shares. If the VWAP falls below or above the indicated range, the share consideration shall be adjusted to the number of shares equal to $206,400 divided by the VWAP or $383,200 divided by the VWAP, respectively. In each case, the share consideration is subject to downward adjustment based on the Company’s assumption on the closing date of outstanding awards under ShopKeep’s stock option plan. The actual purchase price will be determined based on the quoted price of the Common Shares on the New York Stock Exchange on the closing date, and is subject to a post-closing working capital adjustment. The deal is expected to close before the end of the Company’s third quarter and is subject to customary closing conditions.